UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Management's Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended March 31, 2010.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 (the "Registration Statement").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 20, 2010	By	/s/ George Economou
George Economou
President & Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission, or the Commission, on April 9, 2010 and Amendment No. 1 to the Company's Registration Statement on Form F-3, filed with the Commission on October 20, 2008, and our Prospectus Supplements dated April 2, 2009, May 7, 2009, November 23, 2009 and April 23, 2010.

Results of Operations
Three-months ended March 31, 2010 compared to the three-months ended March 31, 2009.
Selected Financial Data

	Three-months ended March 31		Change
	2009 (As restated)	2010		%
REVENUES:
Voyage revenues	$97,602	$113,903	$16,301	16.7%
Revenues from drilling contracts	96,038	80,256	(15,782)	(16.4)%
	193,640	194,159	519	0.3%

EXPENSES:
Voyage expenses	8,746	7,026	(1,720)	(19.7)%
Vessels' operating expenses and drilling rigs operating expenses	50,488	48,359	(2,129)	(4.2)%
Depreciation and amortization	48,417	47,158	(1,259)	(2.6)%
Gain on sale of vessels, net	(2,438)	(10,684)	(8,246)	(338.2)%
Gain on contract cancellation	(15,340)	-	15,340	100%
Contract termination fees and forfeiture of vessels deposits	181,992	-	(181,992)	(100)%
General and administrative expenses	21,491	27,187	5,696	26.5%
Operating income/ (loss)	(99,716)	75,113	174,829	175.3%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(28,977)	(27,988)	989	3.4%
Interest income	2,420	4,308	1,888	78%
Gain/(loss) on interest rate swaps	8,718	(34,638)	(43,356)	(497.3)%
Other, net	1,539	(5,728)	(7,267)	(472.2)%
Total other expenses, net	(16,300)	(64,046)	(47,746)	(292.9)%

INCOME/(LOSS) BEFORE INCOME TAXES	(116,016)	11,067	127,083	109.5%

Income taxes	(2,901)	(4,577)	(1,676)	(57.8)%

NET INCOME/(LOSS)	$(118,917)	$6,490	$125,407	105.5%

Following our acquisition of Ocean Rig ASA, or Ocean Rig, and entering into the drillship construction contracts, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rig segment.

Revenues

Drybulk Carrier segment

Voyage Revenues increased by $16.3 million, or 16.7%, to $113.9 million for the three-month period ended March 31, 2010, as compared to $97.6 million for the three-month period ended March 31, 2009. The increase is attributable to the slightly increased hire rates earned during the first three months of 2010 as compared to 2009.

Drilling Rig segment

Revenues from drilling contracts decreased by $15.8 million, or 16.4%, to $80.2 million for the three-month period ended March 31, 2010, as compared to $96.0 million for the three-month period ended March 31, 2009. The decrease was mainly due to the mobilization of the Leiv Eiriksson from the North Sea to the Black Sea.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $1.7 million, or 19.7%, to $7.0 million for the three-month period ended March 31, 2010, as compared to $8.7 million for the three-month period ended March 31, 2009. The decrease is mainly attributable to the decrease in bunkers and port expenses as in the corresponding prior period 14 of our vessels were operated under spot market partly offset by increased commission expenses due to increased revenue in the current period.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses increased slightly by $1.1 million, or 5.8%, to $19.3 million for the three-month period ended March 31, 2010, as compared to $18.2 million for the three-month period ended March 31, 2009. The increase is attributable to the increase in crew expenses.

Drilling Rig segment

Drilling rigs operating expenses decreased slightly by $3.2 million, or 10%, to $29.1 million for the three-month period ended March 31, 2010, as compared to $32.3 million for the three-month period ended March 31, 2009. The decrease was mainly due to the decreased operating expenses due to the mobilization of the Leiv Eiriksson as discussed above.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and Amortization expense for the vessels remained constant at approximately $28.7 million for both periods under review. This is due to the fact that the size of our fleet has remained constant.

Drilling Rig segment

Depreciation and Amortization expense for the drilling rigs decreased by $0.9 million, or 4.6%, to $18.5 million for the three-month period ended March 31, 2010, as compared to $19.4 million for the three-month period ended March 31, 2009.

Gain on sale of vessels, net

Drybulk Carrier segment

Gain on sale of vessels increased by $8.3 million, or 338.2%, to $10.7 million for the three-month period ended March 31, 2010, compared to $2.4 million for the three-month period ended March 31, 2009. During the three month period of 2009, we disposed of one vessel (MV Paragon) compared to two vessels (MV Iguanna and MV Delray) for the same period in 2010.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset sales.

Gain on contract cancellation

Drybulk Carrier segment

During the three-month period ended March 31, 2009 we recorded a gain on contract cancellation of $15.3 million, which represents the deposits we retained in connection with the cancellation of the sales of the vessels MV La Jolla and MV Toro. There was no such gain for the three-month period ended March 31, 2010.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

Contract termination fees and forfeiture of vessel deposits

Drybulk Carrier segment

For the Drybulk Carrier segment, during the three-month period ended March 31, 2009 an amount of $182.0 million was recognized as a loss on contract termination fees and forfeiture of vessel deposits. Of this total, a loss of $118.6 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party in which we (i) forfeited deposits of $38.6 million; (ii) made a cash payment of $30 million; and (iii) issued common shares with a market value of $50.0 million.  Furthermore, of this total, a loss of $49.2 million is attributable to the fair value of consideration, consisting of 6.5 million common shares and 3.5 million warrants to purchase common shares, paid by the Company to related and third parties in connection with the cancellation of the acquisition of nine Capesize vessels. There were no such losses during the three-month period ended March 31, 2010.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and Administrative expenses for vessels increased by $6.4 million, or 41.8%, to $21.7 million for the three-month period ended March 31, 2010, as compared to $15.3 million for the three-month period ended March 31, 2009. The increase is mainly due to the amortization of stock based compensation.

Drilling Rig segment

General and Administrative expenses for drilling rigs decreased slightly by $0.7 million, or 11.3%, to $5.5 million for the three-month period ended March 31, 2010, as compared to $6.2 million for the three-month period ended March 31, 2009.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $9.7 million or 100%, to $19.4 million for the three-month period ended March 31, 2010, compared to $9.7 million for the three-month period ended March 31, 2009. This increase was mainly due to the amortization of debt issuance costs and interest on our 5% Convertible Senior Notes, or Notes, partly offset by decreased interest rates during the first quarter of 2010.

Drilling Rig segment

Interest and Finance Costs for drilling rigs decreased by $10.7, or 55.4%, to $8.6 million for the three-month period ended March 31, 2010, compared to $19.3 million for the three-month period ended March 31, 2009. The decrease is mainly due to decreased debt levels of this segment as well as lower interest rates.

Gain/(loss) on interest rate swaps

Both segments

The Company recorded $34.6 million of losses on interest rate swaps (drilling rig segment, $25.1 million; drybulk segment, $9.5 million) for the three-month period ended March 31, 2010, as compared to $8.7 million of gain (drilling rig segment, $6.9 million; drybulk segment, $1.8 million) in 2009. This difference is mainly due to the negative (lower) trend in swap rates during the three-month period ended March 31, 2010, as compared to a positive (higher) trend in swap rates during the three-month period ended March 31, 2009.

Income taxes

Drybulk Carrier segment

We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $1.7million to $4.6 million for the three-month period ended March 31, 2010, compared to $2.9 million for the three-month period ended March 31, 2009. These taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana and the Leiv Eiriksson in Turkey.

Liquidity

As of March 31, 2010 we had cash and cash equivalents of approximately $363.8 million and $427.8 million of short term restricted cash related mainly to minimum liquidity covenants contained in our loan agreements.

Our cash and cash equivalents decreased by $329.4 million to $363.8 million as of March 31, 2010, compared to $693.2 million as of December 31, 2009. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit increased to $972.9 million as of March 31, 2010, as compared to a working capital deficit of $715.4 million as of December 31, 2009. The increase in our working capital deficit is primarily due to the yard installments payments made for the drillships under construction and the net repayment of approximately $73.3 million of debt under our long-term credit. We believe that we will generate sufficient cash from operations and proceeds from new equity, if required, to satisfy our liquidity needs for the next twelve months.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends.

As of March 31, 2010, we had total indebtedness under various senior secured credit facilities of $2.8 billion, excluding unamortized financing fees, with our lenders.

Please refer to the discussion on Going Concern and Breach of Covenants as detailed in Notes 4 and 8 of our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2010.

Cash flow

Net cash provided by operating activities was $108.4 million for the three-month period ended March 31, 2010, as compared to $5.6 million for the three-month period ended March 31, 2009. During the first quarter 2009 the Company incurred $144 million in vessel cancellation fees, no such expenses were incurred in the first quarter 2010.

Net cash used in investing activities was $363.7 million for the three-month period ended March 31, 2010. The Company made payments of approximately $329.0 million for advances for rigs under construction and drilling rig equipment while the cash deposits required with lenders increased by $76.9 million. These cash outflows were partially offset by receipt of net proceeds of approximately $42.2 million from vessel sales. Net cash used in investing activities was $149.3 million for the three-month period ended March 31, 2009.

Net cash used in financing activities was $74.0 million for the three-month period ended March 31, 2010, consisting mainly of the net repayment of $73.3 million of debt under our long and short-term credit facilities. Net cash used in by financing activities was $56.1 million for the three-month period ended March 31, 2009.

Capitalization

As of March 31, 2010, the ratio of debt to total capitalization (debt, net of deferred financing fees and equity) was 48.1% and the ratio of net debt (total debt less cash and cash equivalents less restricted cash) to total capitalization (total debt less cash and cash equivalents less restricted cash and equity) was 39.3%.

Financing activities

Long-term debt

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company's loan agreements relating to $1.8 billion of the Company's debt. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted potential events of default (also known as technical defaults) and could have resulted in the lenders requiring immediate repayment of the loans. As of March 31, 2010, the Company has obtained waivers from all of its lenders to resolve the above-mentioned breaches. Accordingly, as of March 31, 2010, the Company was in compliance with the loan-to-value ratios contained in the waiver agreements. However, some of these waiver agreements expire during 2010 when the original covenants come back in force. For some of these waiver agreements expiring in 2010, the Company, in theory, does not expect to meet the loan-to-value ratios contained in the original covenants using the current fair market values of its vessels. Accordingly, assuming that current market conditions would prevail upon waiver agreement expiration in 2010, the Company has deemed that it is possible that it will not be able to comply with the original covenants at measurement dates that are within the next 12 months. Accordingly, the Company has classified this debt as a current liability. In addition, on March 31, 2010 the Company was in breach of financial covenants in its $230 million loan facility, which on April 16, 2010, were waived through June 15, 2010.  As a result of the cross default provisions in the Company's loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, could result in defaults under all of the Company's affected debt and the acceleration of such debt by its lenders. As such the Company has classified all of the Company's affected debt as current liabilities.

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

Furthermore, in addition to its balance sheet debt, the Company is a party to two contracts for the construction of two drillship hulls 1837 and 1838, for which it has not obtained financing. Management plans to finance this capital expenditure with debt or equity financing.

As of March 31, 2010, the Company's theoretical exposure (current portion of long-term debt less cash and cash equivalents less restricted cash) amounted to $869,294.

For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F for the year ended December 31, 2009 filed on April 9, 2010.

If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter market decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness. For more information, see Note 8 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2010.

As of March 31, 2010, the Company had a total of $2.6 billion in debt outstanding under its credit facilities with various institutions. The table below sets forth the repayment dates relating to our debt.

Twelve months ending	Total (in thousands of dollars)
March 31, 2011	$1,684,301
March 31, 2012	131,614
March 31, 2013	470,000
March 31,2014	35,000
March 31, 2015	460,000
2,780,915
Less: Financing fees	(161,977)
$2,618,938

Recent  Developments

In April 2010, the Company issued $220 million aggregate principal amount of Notes, which are due December 1, 2014. The Notes offered were offered as additional Notes under an indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460 million aggregate principal amount Notes due December 1, 2014 on November 25, 2009, as described in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2009. The terms of the Notes offered in April 2010, other than their issue date and public offering price, are identical to the previously issued Notes.

On April 15, 2010 the Company was notified by its lenders under the Company's $230 million loan facility dated September 10, 2007, as amended, that effective April 16, 2010 through June 15, 2010 the Company is in full compliance with this loan facility.

On May 3, 2010 the Company entered into a memorandum of agreement for the purchase of a Panamax vessel for $43 million. The vessel is expected to be delivered between second and third quarter of 2010.

On May 7, 2010 the Company entered into a memorandum of agreement for the sale of the vessel Xanadu for $33.7 million, expected to be delivered between second and third quarter 2010. The Company expects to realize a gain of approximately $2 million.

Significant Accounting policies:

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the year ended December 31, 2009 other than the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.

Consolidated Balance Sheets
As of December 31, 2009 and March 31, 2010 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2009	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$363,839
Restricted cash (Note 8)	350,833	427,753
Trade accounts receivable, net of allowance for doubtful receivables of $487 and $487, respectively	66,681	46,043
Insurance claims	1,853	1,772
Due from related parties (Note 5)	27,594	25,760
Inventories	3,118	2,912
Financial instruments (Note 9)	993	41
Other current assets	36,409	50,218
Total current assets	1,180,650	918,338

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions (Note 6)	1,174,693	1,513,448
Vessels, net (Note 7)	2,058,329	1,998,133
Drilling rigs, net (Note 7)	1,329,641	1,312,698
Total fixed assets, net	4,562,663	4,824,279

OTHER NON-CURRENT ASSETS:
Intangible assets, net	12,639	12,279
Above-market acquired time charter	2,048	1,743
Other non-current assets (Note 9)	41,088	43,500
Total other non-current assets	55,775	57,522
Total assets	$5,799,088	$5,800,139

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$1,698,692	$1,660,886
Accounts payable	19,727	23,983
Accrued liabilities	80,236	51,864
Deferred revenue	19,693	73,225
Financial instruments (Note 9)	72,837	78,964
Other current liabilities	4,838	2,306
Total current liabilities	1,896,023	1,891,228

NON-CURRENT LIABILITIES
Below- market acquired time charter	7,632	5,961
Long-term debt, net of current portion (Note 8)	985,992	958,052
Financial instruments (Note 9)	104,763	121,735
Other non-current liabilities	43	1,189
Total non-current liabilities	1,098,430	1,086,937

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2009 and March 31, 2010; none issued and outstanding (Note 10)	—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at December 31, 2009 and March 31, 2010	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2009 and March 31,2010; 280,326,271 and 284,826,721 shares issued and outstanding at December 31, 2009 and March 31, 2010, respectively	2,803	2,848
Accumulated other comprehensive loss	(28,137)	(31,784)
Additional paid-in capital	2,681,974	2,700,407
Retained earnings	147,473	149,981
Total stockholders' equity	2,804,635	2,821,974
Total liabilities and stockholders' equity	$5,799,088	$5,800,139

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Operations
For the three- month periods ended March 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three months ended March 31,
	2009	2010
	(As restated-note 3)
REVENUES:
Revenues (Note 14)	$193,640	$194,159
	193,640	194,159

EXPENSES:
Voyage expenses	8,746	7,026
Vessel and drilling rigs operating expenses	50,488	48,359
Depreciation and amortization	48,417	47,158
Gain on sale of vessels, net (Note 7)	(2,438)	(10,684)
Gain on contract cancellation	(15,340)	-
Contract termination fees and forfeiture of vessels deposits	181,992	-
General and administrative expenses	21,491	27,187
Operating income/(loss)	(99,716)	75,113

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(28,977)	(27,988)
Interest income	2,420	4,308
Gain/(loss) on interest rate swaps (Note 9)	8,718	(34,638)
Other, net (Note 9 )	1,539	(5,728)
Total expenses, net	(16,300)	(64,046)

INCOME /(LOSS) BEFORE INCOME TAXES	(116,016)	11,067
Income taxes	(2,901)	(4,577)

NETINCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(118,917)	$6,490

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$(1.09)	$0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	$109,085,118	$254,823,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three months ended March 31,
	2009	2010
Net Cash Provided by Operating Activities	$5,633	$108,359

Cash Flows from Investing Activities:
Insurance proceeds	88	-
Advances for vessel acquisitions / rig under construction	(5,955)	(327,788)
Drilling rigs, equipment and other improvements	(2,655)	(1,165)
Proceeds from sale of vessels, net of costs	45,507	42,190
Increase in restricted cash	(186,277)	(76,919)
Net Cash Used in Investing Activities	(149,292)	(363,682)

Cash Flows from Financing Activities :
Proceeds from long-term credit facility	855	633
Payments of long-term credit facility	(313,734)	(73,964)
Net proceeds from common stock issuance	370,393	-
Payment of financing costs	(1,391)	(676)

Net Cash provided by/(used in) Financing Activities	56,123	(74,007)
Net decrease in cash and cash equivalents	(87,536)	(329,330)

Cash and cash equivalents at beginning of period	303,114	693,169
Cash and cash equivalents at end of period	$215,578	$363,839

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.        Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is engaged in the ocean transportation services of drybulk cargoes worldwide and deepwater drilling rig services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2010.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

2.        Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2009 (the "Consolidated Financial Statements for the year ended December 31, 2009"). There have been no material changes to these policies in the three-month period ended March 31, 2010, other than noted below.

Recent accounting pronouncements:

(i)                In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company's unaudited interim consolidated financial statements.

(ii)               In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.  The adoption of ASU 2009-17 did not have any effect on the Company's unaudited interim consolidated financial statements.

(iii)              In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.        Significant Accounting policies-(continued):

Recent accounting pronouncements-(continued):

Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

(iv)              In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance is not expected to have any impact on its financial position and results of operation.

(v)               In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 is not expected to have any impact on the Company's unaudited interim consolidated financial statements.

(vi)              In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

(vii)             In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.         Significant Accounting policies-(continued):

Recent accounting pronouncements-(continued):

applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

3.         Restatement of income and expenses:

In October 2008,  the Company had agreed to purchase the ship-owning companies of nine Capesize drybulk carriers. In light of the considerable decrease in asset values, the Company reached an agreement with the sellers (clients of Cardiff, including affiliates of George Economou, and unrelated third parties) to cancel the transaction on March 6, 2009. In addition revenue and operating expenses were corrected due to differences arising from the purchase price allocation relating to the acquisition of Ocean Rig. Subsequent to the issuance of the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2009, the Company's management determined that the cancellation fee was overstated by $4,116, revenue overstated by $2,976, operating expenses overstated by $1,744 and retained earnings understated by $2,884. The effect of the above restatement on the unaudited interim consolidated statement of operations for the three-month period ended March 31, 2009 was as follows:

Consolidated Income Statement	March 31, 2009
	As previously reported	As restated

Revenues from drilling contracts	$99,014	$96,038
Rig operating expenses	34,027	32,283
Loss on contract termination deposits and forfeiture of vessel deposits	186,108	181,992
Operating loss	102,600	99,716
Net loss	121,801	118,917
Loss per common share, basic and diluted	$1.12	$1.09

4.        Going Concern:

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company's loan agreements relating to $1.8 billion of the Company's debt. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted potential events of default (also known as technical defaults) and could have resulted in the lenders requiring immediate repayment of the loans. As of March 31, 2010, the Company has obtained waivers from all of its lenders to resolve the above-mentioned breaches. Accordingly, as of March 31, 2010, the Company was in compliance with the loan-to-value ratios contained in the waiver agreements. However, some of these waiver agreements expire during 2010 when the original covenants come back in force. For some of these waiver agreements expiring in 2010, the Company, in theory, does not expect to meet the loan-to-value ratios contained in the original covenants using the current fair market values of its vessels. Accordingly, assuming that current market conditions would prevail upon waiver agreement expiration in 2010, the Company has deemed that it is probable that it will not be able to comply with the original covenants at measurement dates that are within the next 12 months. Accordingly, the Company has classified this debt as a current liability. In addition, on March 31, 2010 the Company was in breach of financial covenants in its $230 million loan facility, which on April 16, 2010, were waived through June 15, 2010. As a result of the cross default provisions in the Company's loan agreements, actual breaches existing under its credit facilities, as well as theoretical technical defaults on waivers expiring in 2010, could result in defaults under all of the Company's affected debt and the acceleration of such debt by its lenders. As such the Company has classified all of the Company's affected debt as current liabilities (Note 8).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.        Going concern-(continued):

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

Furthermore, in addition to its balance sheet debt, the Company is a party to two contracts for the construction of two drillship hulls 1837 and 1838, for which it has not obtained financing. Management plans to finance this capital expenditure with debt or equity financing.

As of March 31, 2010, the Company's theoretical exposure (current portion of long-term debt less cash and cash equivalents less restricted cash) amounted to $869,294.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 8.

5.        Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statement of operations are as follows:

	December 31, 2009	March 31, 2010
Balance Sheet

Due from related party – Cardiff Marine Inc	$ 27,594	$ 25,760

	Three- month period ended March 31,
	2009 (As Restated)	2010
Statement of Operations
Gain on sale of vessels	$308	$435
Contract termination fee and forfeiture of vessel deposits- Various Affiliates	25,350	-
General and administrative expenses
-Management fees - Cardiff Marine Inc	4,142	4,448
- Consultancy fees – Fabiana Services S.A	641	935
- SOX fees – Cardiff Marine Inc	732	768
- Rent	3	3
- Amortization of CEO stock based compensation	$9,322	$14,426

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.         Transactions with Related Parties-(continued):

(Per day and per quarter information in this note is expressed in United States Dollars/Euros)

Cardiff Marine Inc.: The operations of the Company's vessels are managed by Cardiff Marine Inc.("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia. The Manager also acts as the Company's charter and sales and purchase broker. The Manager is beneficially majority-owned by the Company's Chairman and Chief Executive Officer George Economou, and members of George Economou's  immediate family.

The Company pays a management fee of Euro 607 per day, per vessel to Cardiff. In addition, the management agreements provide for payment by the Company to Cardiff of: (i) a fee of Euro 106 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provides commercial operations and freight collection services in exchange for a fee of Euro 91 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 per person, per day of eight hours.

Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 121 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 260,500 for services rendered by Cardiff in connection with the Company's financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff are adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Transactions with Cardiff in Euros are settled on the basis of the average USD rate on the invoice date.

Additionally the Company pays Cardiff a management fee of $40 per month per drillship for Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.

Consultancy Agreements: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 11).

On January 21, 2009, the Compensation Committee approved a Euro 5 million ($7 million) bonus payable for CEO services rendered during 2008.

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011 and 1,500,000 shares to vest on December 31, 2012, respectively.

Acquisition of drillships: On October 3, 2008, the Company's wholly owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW"), formerly known as Primelead Shareholders Inc., entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. ("Drillships Holdings"), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships, for use in ultra deepwater drilling locations .

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Ocean Rig UDW issued to the sellers the number of common shares (see Note 10) equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.         Transactions with Related Parties-(continued):

Acquisition of drillships-(continued):

The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs under construction	625,445
Short-term borrowings	(31,102)
Other current liabilities	(7,656)
Long-term debt	(228,810)
Total fair value of net assets	$358,125

The carrying amount of the advances for rigs under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired. The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company's Series A Convertible Preferred Stock with an aggregate face value of $280,000.

In the event that any of the newbuilding drillships Hulls 1837 and 1838 are sold by the Company for less than $800 million prior to delivery, the sellers of Drillships Holdings are obligated to pay to the Company, in cash or in shares, 25% of the difference between the sale price and $800 million which cannot exceed $12.5 million. Management has assessed the probability of occurrence of this event as remote.

Lease Agreement: The Company leases office space in Athens, Greece from George Economou.

6.        Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2009. As of December 31, 2009 and March 31, 2010, the advances for vessels and rigs under construction and vessel and rig acquisitions are set forth below:

			December 31, 2009			March 31, 2010
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses and fair value adjustments	Total
H1637A	November 2011	$33,050	-	-	-	3,305	3	$3,308
H1638A	January 2012	33,050	-	-	-	3,305	3	3,308
H1865	July 2011	701,555	205,939	14,068	220,007	309,980	19,427	329,407
H1866	September 2011	701,555	205,939	12,913	218,852	309,980	16,506	326,486
H1837	December 2010	689,795	254,347	114,250	368,597	359,669	120,462	480,131
H1838	March 2011	689,545	254,347	112,890	367,237	254,347	116,461	370,808

		$2,848,550	920,572	254,121	1,174,693	1,240,586	272,862	$1,513,448

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.         Vessels and Rigs under Construction and Acquisitions – (continued):

On February 17, 2010 the Company placed an order for two 76,000 dwt Panamax dry bulk vessels, with a top quality Chinese shipyard, for a price of $33,050 each. The vessels are expected to be delivered in the fourth quarter of 2011 and the first quarter of 2012, respectively.

7.         Vessels and Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk vessels:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	$2,372,390	(314,061)	$2,058,329
Vessel disposals	(32,513)	1,007	(31,506)
Depreciation	-	(28,690)	(28,690)
Balance, March 31, 2010	$2,339,877	(341,744)	$1,998,133

During 2009, the Company concluded Memoranda of agreement for the sale of the vessels Iguana and Delray for $23,350 and $20,145, respectively. The vessels were delivered in the first quarter of 2010, resulting in a net gain of $10,684, which is separately reflected in the accompanying unaudited interim condensed statements of operations for the three-month period ended March 31, 2010.

Drilling Rigs:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	$1,453,391	(123,750)	$1,329,641
Acquisitions	1,165	-	1,165
Depreciation	-	(18,108)	(18,108)
Balance March 31, 2010	$1,454,556	(141,858)	$1,312,698

As of  March 31, 2010, all of the Company's vessels and drilling rigs have been pledged as collateral to secure the bank loans, (Note 8).

8.         Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2009	March 31, 2010
Convertible Senior Notes	$460,000	$460,000
Loan Facilities – Drybulk Segment	1,168,016	1,124,492
Loan Facilities – Drilling Rig Segment	1,224,824	1,196,423
Less: Deferred financing costs and unamortized discount	(168,156)	(161,977)
Total debt	2,684,684	2,618,938
Less: Current portion	(1,698,692)	(1,660,886)
Long-term portion	$985,992	$958,052

During the three-month period ended March 31, 2010, the Company made scheduled principal payments and prepayments of $73,964.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.         Long-term Debt -(continued) :

The principal payments to be made during each of the twelve-month periods following March 31, 2010 for the loans discussed above, are as follows:

March 31, 2011	$1,684,301
March 31, 2012	131,614
March 31, 2013	470,000
March 31,2014	35,000
March 31, 2015	460,000
Total principal payments	2,780,915
Less: Financing fees	(161,977)
Total debt	$2,618,938

Total interest incurred on long-term debt for the three-month periods ended March 31, 2009 and 2010, amounted to $25,499 and $29,068, respectively, of which $2,063 and $8,303, respectively, were capitalized as part of the cost  of the vessels and drillships under construction. These amounts, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations. The Company's weighted average interest rate (including applicable margins) was 2.67% for the Drybulk Carrier Segment and 3.97% for the Drilling Rig Segment at March 31, 2010.

Please refer to Note 9 to the Company's Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of the Company's various credit facilities and material loan covenants contained therein.

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400,000 aggregate principal amount of 5% convertible unsecured senior notes (the "Notes"), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriter commissions.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2010 was $10,094, of which $4,423 is non-cash amortization of the discount on the liability component and $5,671 is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At March 31, 2010 the net carrying amount of the liability component and unamortized discount were $347,349 and $112,651, respectively.

In conjunction with the public offering of the 5% Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 26.1 million shares of its common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

The fair value of the outstanding loaned shares as of March 31, 2010 was $152,424. On the day of the Note issuance the fair value of the share lending agreement was determined to be $9,900 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the three-month period ended March 31, 2010 was $486, resulting in an unamortized amount of $9,219 at March 31, 2010.

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 on November  2009. The terms of

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.         Long-term Debt -(continued) :

the Notes offered in April other than their issue date and public offering price, are identical to the previously issued Notes. The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $242,619 after the underwriter commissions.

In conjunction with the public offering of $220,000 aggregate principal amount Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 10.0 million shares of the Company's common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

Loan Facilities—Drybulk Segment

For this segment, as of March 31, 2010, the Company has obtained waivers from all of its lenders. However, some of these waiver agreements expire earlier than April 1, 2011. Therefore and as a result of the cross-default provisions included in the Company's loan agreements, upon expiration of the waivers in 2010 it is possible that the Company will not be  in  compliance with the covenants described in Note 9 of the Company's Consolidated Financial Statements for the year ended December 31, 2009 relating to its drybulk segment, subsections (b) through (e) and (h) through (j). In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has classified all of its affected debt amounting to $968,000 as current at March 31, 2010.

Loan Facilities—Drilling Rig Segment

For this segment, as of March 31, 2010, the Company was not in compliance with certain financial covenants contained in the loan agreements entered into by the Company relating to its drilling rig segment described in Note 9 of the Company's Consolidated Financial Statements for the year ended December 31, 2009, subsections. Specifically, the Company was in breach of a financial covenant in its $230 million loan facility as of March 31, 2010, however on April 16, 2010 the Company reached an agreement on waiver and amendment terms on this facility, providing for a waiver of certain covenants through June 15, 2010. In accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified its affected debt amounting to $172,865 as current at March 31, 2010.

The above loans are secured by a first priority mortgage over the vessels, a corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and the mortgaging of vessels, changes in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. In addition, the vessel owning companies are not permitted to pay any dividends to DryShips nor may DryShips pay dividends to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity.

Under the terms of the loan agreements, the Company is required to maintain (i) bank deposits which are used to fund the loan installments coming due (or 'retention accounts'), (ii) bank deposits permanently blocked as cash collateral, and (iii) minimum cash and cash equivalents on the face of its balance sheet at each reporting period end (or 'minimum liquidity'). All these amounts are  included in "Restricted cash" in the accompanying consolidated balance sheets, and amounted to $337,764 and $413,389 as of December 31, 2009 and March 31, 2010, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.        Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2009 and March 31, 2010 are as follows:

	December 31, 2009				March 31, 2010
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total

Current Assets	$-	559	434	993	-	41	-	$41

Current liabilities	(65,129)	(7,708)	-	(72,837)	(70,080)	(8,635)	(249)	(78,964)

Non current liabilities	(103,765)	(998)	-	(104,763)	(120,614)	(1,121)	-	(121,735)

	$(168,894)	(8,147)	434	(176,607)	(190,694)	(9,715)	(249)	$(200,658)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.        Financial Instruments and Fair Value   Measurements –(continued):

As of December 31, 2009 and March 31, 2010, security deposits (margin calls) of $20,200 and $23,000 for Hull 1865, respectively, and $20,500 and $20,500 for Hull 1866, respectively, were paid and were recorded as "Other non current assets" in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2009 and the three-month period ended March 31, 2010. Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2009 Fair value	March 31, 2010 Fair value	Balance Sheet Location	December 31, 2009 Fair value	March 31, 2010 Fair value
Interest rate swaps	Financial instruments	$-	$-	Financial instruments non current liabilities	$31,028	$33,897

Total derivatives designated as hedging instruments		-	-		31,028	33,897

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	-	-	Financial instruments-current liabilities	65,129	70,080
Interest rate swaps	Financial instruments-non current assets	-	-	Financial instruments-non current liabilities	72,737	86,717
Forward freight agreements	Financial instruments-current assets	559	41	Financial instruments current liabilities	7,708	8,635
Forward freight agreements	Financial instruments-non current assets	-	-	Financial instruments non current liabilities	998	1,121
Foreign currency forward contracts	Financial instruments-current assets	434	-	Financial instruments current liabilities	-	249

Total derivatives not designated as hedging instruments		993	41		146,572	166,802

Total derivatives		$993	$41	Total derivatives	$177,600	$200,699

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Financial Instruments and Fair Value Measurements-(continued):

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statement of Operations:

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Three-month period Ended March 31, 2009	Three-month period Ended March 31, 2010
Interest rate swaps	$3,704	$(2,869)
Total	$3,704	$(2,869)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated OCI into statement of operations.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Three-month period Ended March 31, 2009	Three-month period Ended March 31, 2010
Interest rate swaps	Gain/(loss) on interest rate swaps	$8,718	$(34,638)
Forward freight agreements	Other, net	-	(5,402)
Foreign currency forward contracts	Other, net	1,595	(683)
Total		$10,313	$(40,723)

The relevant guidance for derivatives requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. In accordance with the guidance, the Company designates all the contracts as cash flow hedges, if they qualify for that treatment, with the last contract expiring in November 2017.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into forward freight agreements (FFAs) and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.	Financial Instruments and Fair Value Measurements-(continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(190,694)	-	(190,694)	$-
Forward freight agreements – asset position	41	41	-	-
Forward freight agreements – liability position	(9,756)	(9,756)	-	-
Foreign currency forward contracts – liability position	(249)	-	(249)	-
Total	$(200,658)	(9,715)	(190,943)	$-

10.      Common Stock and Additional Paid-in Capital:

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 5). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW is more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 is the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Ocean Rig UDW; (ii) discounted cash flow method; and (iii) comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

As of March 31, 2010, the fair value of the accrued stock dividends amounted to $11,479. Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.      Equity incentive plan

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 25, 2010 4,500,000 shares out of 21,834,055 shares reserved under the Plan were granted to Fabiana an entity that offers consultancy services to the Chief Executive Officer as a bonus for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares will vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The fair value of each share on the grant date was $5.66.

A summary of the status of the Company's non vested shares as of December 31, 2009 and movement during the three-month period ended March 31, 2010 is presented below. There were no shares forfeited in 2010.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2010	202,971	$48.69
Granted	4,503,000	6.05
Vested	(1,168,823)	13.35

Balance March 31, 2010	3,537,148	$6.08

As of December 31, 2009 and March 31, 2010, there was $6,372 and $19,119, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years. Total compensation expense recognized amounts to $9,346 and $14,496 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2009 and 2010, respectively. The total fair value of shares vested during the three-month periods ended March 31, 2009 and 2010 were $375 and $6,964, respectively.

12.      Commitments and contingencies

12.1    Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1.0 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.      Commitments and contingencies-(continued):

12.1    Legal proceedings-(continued):

In the course of November 2008, Annapolis Shipping Company Limited of Malta (the "Sellers"), a subsidiary of DryShips Inc. and seller of Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the MoA and to take delivery of the vessel. Buyers responded by raising the issue of change of place of delivery. No quantification of above claim and counter-claim may be given presently.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010 Samsun's plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against the Company's Board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. This appeal is to be heard by the Supreme Court on a future unknown date. The Company believes that this case is without merit and that an unfavorable outcome is remote. Furthermore, no estimate of a possible loss, if any, can be made.

The Company's drilling rig, Ocean Rig's Leiv Eiriksson, operated in Angola during the period 2002 to 2007.The Company understands that the Angolan government has retroactively levied import/export duties for two incorporation events during the period 2002 to 2007 estimated between $5 to $10 million. The Company believes that the assessment of duties is without merit and will not be required to pay any material amount.

12.2	Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of March 31, 2010.

Obligations:	Total	1st year	2nd year
Vessel Shipbuilding contracts	$66,100	19,830	$46,270
Drillship Shipbuilding contracts	1,582,511	977,420	605,091
Total obligations	$1,648,611	$997,250	$651,361

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.      Commitments and contingencies-(continued):

12.3    Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of March 31, 2010, amount to $885,369 during 2011, $719,396 during 2012, $336,078 during 2013, $85,500 during 2014 and $64,034 during 2015 and thereafter. These amounts do not include any assumed off-hire.

12.4    Rental payments

The Company leases office space in Athens, Greece, from George Economou. As of March 31, 2010, the future obligations for the twelve- month period ending 31, March 2011 and 2012 amount to $10 and $7. The contract expires in 2011. Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of March 31, 2010, the future obligations amount to $1,426 for 2011, $932 for 2012 and $371 for 2013.

13.      Interest and finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three month period March 31,
	2009	2010
Interest on long-term debt	$23,435	$18,608
Long-term debt commitment fees	1,474	1,406
Bank charges	479	368
Amortization and write-off of financing fees	3,581	1,946
Amortization of convertible Notes discount	-	4,423
Amortization of share lending agreement- Notes issuance costs	-	486
Other	8	751
Total	$28,977	$27,988

14.      Segment information:

The Company has two reportable segments from which it derives its revenues: the drybulk carrier segment and the drilling rig segment. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk carrier segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The drilling rig segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs.

The table below presents information about the Company's reportable segments as of March 31, 2010 and for the three-month periods ended March 31, 2009 and 2010.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.      Segment information-(continued):

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Drilling Rigs Segment		Total
	As of and for the three-months period ended March 31,		As of and for the three-months period ended March 31,		As of and for the three-months period ended March 31,
	2009 (as restated)	2010	2009	2010	2009 (as restated)	2010
Revenues from external customers (comparable period restated)	$97,602	113,903	96,038	80,256	193,640	$194,159
Income tax expenses	-	-	2,901	4,577	2,901	4,577
Net income/(loss) (comparable period restated)	(145,051)	274	26,134	6,216	(118,917)	6,490
Total assets	$-	2,321,534	-	3,478,605	-	$5,800,139

15.      Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Three-months period ended March 31,
	2009 (As Restated)			2010
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(118,917)	-	-	6,490	-	$-
Less: Series A Convertible Preferred stock dividends	-	-	-	(3,982)	-	-
Basic and diluted EPS
Income/(loss) available to common stockholders	$(118,917)	109,085,118	(1.09)	2,508	254,823,623	$0.01

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 5). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. As of March 31, 2010, the aggregate fair value of the stock dividends amounted to $3,982.

For the three- month period ended March 31, 2010, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.      Earnings per share-(continued):

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore excluded from the basic loss per share calculation for the three-month period ended March 31, 2009 due to the losses in the specific period.

In relation to the Notes described in Note 8, none of the shares were dilutive since the average share price for the three-month period ended March 31, 2010 did not exceed the conversion price. Concurrently with the offering of the Notes, the 26,100,000 loaned shares of common stock are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

16.       Subsequent Events:

16.1    In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014 (Note 8).

16.2   On April 15, 2010 the Company was notified by its lenders under the Company's $230,000 loan facility dated September 10, 2007, as amended, that effective April 16, 2010 through June 15, 2010 the Company is  in full compliance with this loan facility.

16.3   On May 3, 2010 the Company entered into a memorandum of agreement for the purchase of a Panamax vessel for $43,000. The vessel is expected to be delivered between second and third quarter of 2010.

16.4    On May 7, 2010 the Company entered into a memorandum of agreement for the sale of the vessel Xanadu for $33,700 and expects to realize a gain of approximately $2 million. The vessel is expected to be delivered between second and third quarter of 2010.